

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-3900
Fax (914) 921-5099
www.gabelli.com

GAMCO Investors, Inc.

October 30, 2009

Mr. James F. Kirsch
President and Chief Executive Officer
Ferro Corporation
1000 Lakeside Avenue
Cleveland, OH 44114-1147

Dear Jim:

Thanks for the "101" on Ohio law.

We will make a proposal to the shareholders' that institutional investors, such as GAMCO, be permitted to own shares of Ferro without limitation.

In addition to that, there should be no poison pill without shareholder approval.

With best wishes, I am

Sincerely,

Mario J. Gabelli

MJG:dm